Siemens AG, Corporate Finance, 80312 Munich, Germany

Ms. Cecilia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 5546
Washington, D.C. 20549-5546, USA
October 19, 2005
Re:	Siemens Aktiengesellschaft Form 20-F for the Fiscal Year Ended September 30, 2004 Filed November 29, 2004 File No. 001-15147
Dear Ms. Blye:
     We are writing in response to your letter dated September 12, 2005 setting out two comments on our above-referenced Report on Form 20-F. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.
Comment
1.	We note addresses and contact information for Siemens in Tehran, Damascus and Khartoum (see http://worldwide.med.siemens.com). We also note a Business Week article in which a Siemens spokesman responds to an inquiry about operations in Sudan by saying that the company has “very limited business, mainly focused on infrastructure and medical products” (see “Hitting Sudan in the Pocketbook, Pension funds are taking notice of a growing push to cut ties to the rogue state” Business Week (May 2, 2005)).

In light of this information, and the fact that Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department, and are subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control, please describe for us the extent of your current and planned operations in, or contacts with, Iran, Sudan and Syria, including through distributors, foreign subsidiaries and other arrangements, whether direct or indirect. With a view to disclosure, please address the materiality of any such operations, contracts or arrangements and your view as to whether those operations or arrangements constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should also include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note the Business Week article referenced above also states that “[s]ome U.S. funds are turning up the heat. Last October, Edward Smith, chairman of the Illinois

Siemens AG Corporate Finance Head: Heinz-Joachim Neubürger	Postal address: Siemens AG Corporate Finance 80312 Muenchen	Office address: Wittelsbacherplatz 2 80333 Muenchen Tel: +49 (89) 636-00 Fax: +49 (89) 636-34404
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Heinrich v. Pierer; Managing Board: Klaus Kleinfeld, Chairman, President and Chief Executive Officer; Johannes Feldmayer, Thomas Ganswindt, Edward G. Krubasik, Rudi Lamprecht, Heinz-Joachim Neubürger, Jürgen Radomski, Erich R. Reinhardt, Uriel J. Sharef, Claus Weyrich, Klaus Wucherer
Registered offices: Berlin and Munich, Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684

investment board, sent letters to top officials at Siemens warning of growing pressure from U.S. investors.” We note also that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana; and legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois, Oregon and New Jersey.

Response to Comment

As described in more detail below, Siemens does not consider its interests in and dealings with Iran, Sudan and Syria, either individually or in the aggregate, as constituting a material investment risk for its security holders, notwithstanding the fact that Iran, Sudan and Syria are included in the U.S. State Department’s list of state sponsors of terrorism. We have considered both quantitative and qualitative factors in reaching this conclusion.

Siemens Aktiengesellschaft is a stock corporation organized in the Federal Republic of Germany. At the end of fiscal 2004 (September 30, 2004), the Siemens consolidated group had around 430,000 employees worldwide and did business in approximately 190 countries. We had total consolidated sales for fiscal 2004 of EUR 75,167 million. We offer a wide variety of products and services in the fields of information and communications, automation and control, power, transportation, medicine, lighting, and financing and real estate.

As your reference to our website suggests, it is a matter of open record that we engage in business in Iran, Sudan and Syria, among many other countries. Relative to the size of the Siemens group, however, our activities over the periods covered by our 20-F Report in each of these three countries were small, as explained more fully below. We actively employ systems and procedures designed to keep our group in compliance with applicable export control programs, including those of the United States, Germany and the European Union.

Materiality Standard

In May 2001, then-Acting SEC Chairman Laura Unger noted in a publicly available letter that “the Supreme Court has held that information is material if a reasonable investor would be substantially likely to consider the information significant in making an investment decision.” In addition, a May 8, 2001 memorandum from David Martin, then Director of the SEC’s Division of Corporation Finance, accompanying Acting Chairman Unger’s letter, stated that “[i]n assessing materiality, the SEC staff takes the view that the reasonable investor generally focuses on matters that have affected, or will affect, a company’s profitability or financial outlook” and that “[i]f it is reasonably likely that U.S. governmental sanctions will be imposed on the company as a result of its operations in a particular country, the risk would need to be disclosed if the sanctions were likely to have a material impact on the company.” We note that the webpage for the Office of Global Security Risk on the Commission’s website states that the Commission is “committed to maintaining the materiality standard as the basis for our disclosure-based approach.”

As explained below, employing this standard, Siemens believes that its activities with regard to Iran, Sudan and Syria do not represent, either individually or in aggregate, a material investment risk for its security holders.

Quantitative Considerations

Iran

We have been engaged in business in Iran since 1865. At present, we have direct or indirect majority ownership interests in four Iranian subsidiaries, and minority ownership interests (all 20% or less holdings) in three Iranian companies. Each of our subsidiaries in Iran is engaged in one or more of our fields of business (principally, public power generation and transmission, public telecommunications and public transportation). At the end of fiscal 2004, the Siemens consolidated group had 277 permanent employees in Iran—less than .07% of our global consolidated group total. Siemens’ sales from Iran in fiscal 2004 amounted to approximately EUR 287 million, or less than 0.4% of total consolidated sales.[1]

[1]	In this letter, “Sales” are calculated with regard to the location of the customer (rather than the location of the selling company). “Employee” with respect to a country generally excludes persons working for Siemens there on a transient or project basis.

Siemens’ group sales and employee levels in Iran are increasing from this comparatively small base, in keeping with the overall development of the Iranian economy and with the acceleration of growth in public infrastructure projects resulting from increased government spending. Our July 2005 acquisition of the Austrian engineering group VA Technologie AG (VA Tech), which operates in the businesses of power generation and transmission, metallurgy and infrastructure, also will contribute to our Iranian sales growth. The implementation of Siemens export control standards at VA Tech is already in process.

Sudan

Since 2003, we have maintained in Sudan a representative office with three permanent employees.

Our activities in Sudan are very limited, and are focused on public infrastructure development (particularly public telecommunications, public power generation and transmission) and medical products. Siemens’ sales from Sudan for fiscal 2004 amounted to approximately EUR 12 million, or less than .02% of total consolidated sales. This was lower than the level of around EUR 25 million in the prior two years. At present, Siemens does not intend to significantly expand its business in Sudan.

Syria

Siemens has a representative office in Syria that is managed by an agent. Siemens has no employees permanently stationed in Syria. Our activities in Syria are focused on public telecommunications and other public infrastructure projects. Siemens’ sales from Syria in fiscal 2004 were approximately EUR 56 million, or less than .08% of the consolidated figure.

We believe that, as the data above indicate, on a quantitative basis, our activities with regard to Iran, Sudan and Syria do not represent, either individually or in aggregate, a material investment risk for security holders. In fiscal 2004, our aggregate sales from all three countries amounted to less than 0.5% of our total sales, and our employee headcount in those three countries amounted to less than 0.1% of our total. Accordingly, we believe that, from a quantitative perspective, a reasonable investor would not consider our activities in these three countries to pose a material investment risk.

Non-Quantitative Considerations

On the basis of non-quantitative factors, including principally the impact of our activities in Iran, Sudan and Syria on share value and reputation, Siemens does not believe that those activities pose a material investment risk for our security holders. In fact, we believe that investors in the shares of a non-U.S. company headquartered in Europe with a long history of international dealings (140 years in the case of Iran) and extensive involvement in public infrastructure development, such as ours, would anticipate that we engage in some business activities in Iran, Sudan and Syria, particularly considering that our website identifies offices or contact persons in those countries and we do not otherwise make a secret of our activities there. We have no reason to conclude that our existing shareholders or potential new investors, taken as a whole, consider our involvement in these three countries as a factor that affects our reputation or share value adversely.

We respectfully submit that having business activities in Iran, Sudan and Syria is not uncommon among many of our peer competitors in several of our fields of business, and so very likely represents the norm rather than the exception for that group, at least insofar as non-U.S. companies are concerned. Because of the structure of the domestic economies of these three countries, where the private sector is nascent or marginal and where public infrastructure has developed significantly, it is also not uncommon for governmental agencies or government-controlled businesses to be transaction counterparts.

We believe that, with regard to Iran, Sudan and Syria, our compliance systems are sufficient to make remote the risks of a violation of U.S., German or European Union economic sanctions or export control laws that would create a material investment risk for our security holders. More specifically, with regard to the U.S. sanctions and export control laws administered by the U.S. Office of Foreign Asset Control (OFAC):

Iran. The U.S. sanctions against Iran that are administered by OFAC are inapplicable to a non-U.S. company such as Siemens, other than with regard to (i) its U.S. subsidiaries and U.S. nationals and permanent resident aliens, (ii) the export of goods or services between the United States and Iran and (iii) the re-exportation of U.S.-origin goods and technology. To the best of our knowledge, our U.S. subsidiaries and our employees who are U.S. nationals or permanent resident aliens are not involved in any of our activities in Iran. Siemens does not export goods or services from the United States to Iran or vice versa. Furthermore, we are convinced that we have adequate controls and procedures in place so that the likelihood of our violating the U.S. re-exportation restrictions is remote.

Sudan. We do not believe that the range of OFAC-administered sanctions against Sudan has application to our activities there. Among other things, to the best of our knowledge, our U.S. subsidiaries are not involved in activities at which those U.S. sanctions are directed, and our employees who are U.S. nationals or permanent resident aliens are uninvolved in our Sudan activities.

Syria. In view of the nature of the U.S. sanctions applied to Syria to date, consisting primarily of bars on the exportation or re-exportation of most U.S. goods (other than food and medicine), certain transportation restrictions and the blocking of certain property and property interests in the United States or within the control of U.S. persons, as well as the limited scope of our activities in Syria and the operation of our internal compliance system, we are convinced that the risk that our activities in Syria would expose us to financial or reputational harm on the basis of these sanctions is remote.

Since the commencement of our activities in Iran, Sudan and Syria, we have made a considerable number of contacts in these countries in the ordinary course of business. We do not believe that the existence of any of these contacts represents material information for investors in our securities.

In summary, notwithstanding that Iran, Sudan and Syria have been identified as state sponsors of terrorism by the U.S. Department of State and are, to varying degrees, subject to economic sanctions administered by the OFAC, we do not believe that our activities in those three countries constitute a material investment risk for Siemens’ security holders, taking both quantitative and non-quantitative factors into account.

Comment

2.	Please describe for us whether any of your equipment or technology used or sold in or to countries identified as state sponsors of terrorism has a military purpose or, to the best of your knowledge, understanding and belief, can be put to a military use. In this regard, we note Congressional testimony that lithotripters sold to Iraq by Siemens use “the same high-precision switch that triggers a nuclear weapon.” (Testimony of Gary Milhollin Before the Senate Committee on Governmental Affairs http://hsgac.senate.gov/052600_milhollin.pdf (May 26, 2000)).

Response to Comment

The Staff’s comment is challenging for us to respond to, since many items (even those with no apparent military application) can be put to use by military personnel. We can best respond by describing our control systems and procedures related to exports of military products and services (and products that have been designated as having a dual-use) to customers in the six designated state sponsors of terrorism. When we refer here to military and dual-use products and services, we mean products or services identified as such on one of the export lists published by relevant German, E.U. or U.S. authorities.

At present, among other things, Siemens’ group policy prohibits:
•	the sale of any equipment, technology transfer, components or services that we know or have reason to know is intended for military end use in any of the six designated states;

•	the sale of weapons of mass destruction or missile technology anywhere in the world; and

•	engaging in business with persons or organizations listed in various E.U. regulations and sanctions directed at suspected terrorists and other sanctioned parties, as well as those on certain U.S. lists (the “Sanctioned Parties Lists”).
Therefore, Siemens’ export control procedures include:

•	checking every order with regard to destination, end-use and end-user, including checking against the Sanctioned Parties Lists;

•	checking every item against governmental lists of restricted equipment, materials and technologies;

•	checking all employees and recruiting activities against the Sanctioned Parties Lists, and

•	regular internal audit reviews of our worldwide export control compliance program.
In addition, when reviewing relevant pre-export data, if there is doubt about the accuracy of the information Siemens has received, our approach is to decline the business or, in relevant circumstances, to consult with relevant authorities (e.g., in Germany or the United States) for further guidance. In situations where export or re-export licenses are required from a relevant governmental authority, Siemens will not proceed with the export or re-export unless appropriate licenses have been obtained. Furthermore, even if no governmental export or re-export license is required under applicable law, whether because of the nature and content of the product or the location of the export activity, Siemens’ policy is to reject any business if it determines (on the basis of a customer response or otherwise) that the end-use will be for a military purpose in any of the six designated countries. Of course, no system of export controls provides an absolute guarantee that it will not be circumvented, but we are of the view that our approach is reasonably designed to make it unlikely that Siemens will be exposed to material damage to reputation or other material harm as a result of our export activities involving the six designated states. At this juncture, we are unaware that there has been any violation of the Siemens export control policies and procedures with respect to the six designated states. We also take a measure of pride, and perhaps derive additional reassurance, from the fact that our group export control compliance programs go beyond the requirements of applicable law.

Based on the policies and procedures outlined above, to the best of its knowledge, understanding and belief, Siemens has not used or sold any dual-use goods with respect to which a military end-use was identified in the six states currently designated as state sponsors of terrorism by the U.S. Department of State at a time when they were so designated.

As your letter noted, our Medical Solutions business has provided Iraqi healthcare facilities with lithotripters enabling trained medical practitioners to effectively and non-invasively treat persons suffering from kidney stones with a procedure known as “extracorporeal shock wave lithotripsy”, which applies shock waves to break-up the kidney stones within the body. We believe that it is important to recognize that the sale referred to in the Staff’s letter was made pursuant to export licenses obtained from relevant U.S., German and United Nations authorities, and that, in the view of our engineers, the switches in the lithotripters were not, in the quality and quantity sold, powerful enough to trigger a nuclear weapon, and that such devices are standard equipment in countless healthcare facilities around the world.
* * *
Please note that, although we do not view our activities in Iran, Sudan or Syria or other designated state sponsors of terrorism as presenting a material investment risk for our investors, we plan, as a courtesy, to mention in our next 20-F report for fiscal 2005, which we expect to file by mid-December 2005, that we do a limited amount of business in or with parties in those countries.

We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.

In accordance with your request, Siemens Aktiengesellschaft acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SIEMENS AKTIENGESELLSCHAFT
/s/ DR. Ralf P. Thomas
Name:	Dr. Ralf P. Thomas
Title:	Corporate Vice President and Controller

/s/ Niels Hartwig
Name:	Niels Hartwig
Title:	Senior Counsel

Cc:	John Palenberg, Esq. Cleary Gottlieb Steen & Hamilton LLP